VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102 OF

TAHOE RESOURCES INC.
(the “Company”)

The Company reports the results of the following matters that were voted upon by the shareholders of the Company at the special meeting of shareholders held on January 8, 2019:

1. A special resolution (the “Arrangement Resolution”) to approve the Plan of Arrangement involving Pan American Silver Corp. (“Pan American”) was approved by shareholders by a vote carried out by ballot. Pursuant to the terms of the Plan of Arrangement, Pan American will acquire all of the issued and outstanding shares of the Company. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows: Votes For – 206,087,794 (95.46%); Votes Against – 9,811,963 (4.54%) . In addition, the Arrangement Resolution was approved by in excess of a simple majority of the votes cast at the meeting excluding the votes cast by any shareholders that were required to be excluded in order to obtain “minority approval” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.